Exhibit 99.5

Santiago, October 25, 2023

CMF/242/2023

Ms.

Solange Berstein Jáuregui

Chairwoman

Financial Market Commission

Current

Ref.: MATERIAL FACT

Ms. Chairwoman:

In accordance with the provisions set forth in articles 9 and 10 of Law no. 18,045 on the Securities Market and in chapter 18-10 of the Updated Compilation of Standards of this Commission, and in relation to the capital increase approved at the Extraordinary Shareholders' Meeting of Banco de Crédito e Inversiones, held on July 21, 2023, in which the issuance of 28,066,236 new shares of a single series and without par value was agreed, I hereby report the following as a material fact:

a)	That, on October 21, 2023, the preferential subscription period ended, in which the shareholders entitled to it subscribed and paid a total of 26,572,739 shares, equivalent to 94.7% of the total shares that were agreed to be issued at the aforementioned extraordinary shareholders meeting, leaving an unsubscribed remainder of 1,493,497 shares. Accordingly, a total of $584,600,258,000 was raised.
b)	That, in the Board of Directors’ Meeting held on October 24, 2023, the Board of Directors agreed to proceed with placing the remainder of shares mentioned above with the Santiago Stock Exchange through the “Auction” procedure.
c)	That, on October 25, 2023, the auction of the remaining unsubscribed or unpaid shares at the end of the preferential option period was carried out and 1,493,497 shares were placed at a single value of $22,000 per share, raising a total of $32,856,934,000.
d)	Accordingly, the total amount raised by the capital increase agreed at the Extraordinary Shareholders' Meeting on July 21, 2023, corresponds to $617,457,192,000.[i]

With nothing further, yours sincerely,

Fernando Carmash Cassis

Deputy General Manager

i The following legends are incorporated to this English translation of the material fact (hecho esencial) of Banco de Crédito e Inversiones which was published on the Chilean Financial Markets Authority on October 25, 2023 (the “Material Fact”) per the requirements of the U.S. securities laws:

The offering of preferential subscription rights is made for the securities of the Company, a company incorporated and organized under the laws of the Republic of Chile. Such offer is subject to disclosure requirements established in Chile that are different from those of the United States of America. Financial statements included or incorporated by reference in any offering document have been prepared in accordance with general accepted accounting principles in Chile and may not be comparable to the financial statements of United States of America companies.

It may be difficult for a security holder resident in the United States of America to enforce your rights and any claim you may have arising under the federal securities laws of the United States of America, since the issuer is located in Chile, and some or all of its officers and directors may be residents of Chile. A security holder resident in the United States of America may not be able to sue the Company or its officers or directors in a Chilean court for violations of the securities laws of the United States of America. It may be difficult to compel the Company, its officers or directors and its affiliates to subject themselves to a judgment of a court of the United States of America.

These legends were not included in the original Spanish version of the Material Fact.